
07007953

UNITEDST/ SECURITIESANDEXCHAI
Washington, D.C. 20549

)MB APPROVAL	
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SEC MAIL
RECEIVED
PROCESSING
AUG 3 0 2007
WASH. D.C.
186
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16432

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2006 (MM/DD/YY) AND ENDING JUNE 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OLDS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 WEST LIBERTY STREET
(No. and Street)

RENO, NEVADA 89501
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROSEANNE MOTTA (718) 383-2299
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM T. MCCALLUM, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

780 THIRD AVENUE, SUITE 2805 NEW YORK, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 0 6 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN H.O. LAGATTA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OLDS SECURITIES CORPORATION, as of JUNE 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public


IRENE E. MADRID
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 92-0514-2 - Expires March 22, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
AUG 3 0 2007
WASH, D.C.
186
SECTION

OLDS SECURITIES CORPORATION

REPORT PURSUANT TO
RULE 17a-5 (d)

YEAR ENDED JUNE 30, 2007

CONTENTS

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Olds Securities Corporation

We have audited the accompanying balance sheet of Olds Securities Corporation as of June 30, 2007, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Old Securities Corporation as of June 30, 2007, and the results of it operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



New York, New York
August 22, 2007

OLDS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
June 30, 2007

ASSETS

CURRENT ASSETS	
Cash	$ 9,731
Prepaid expenses	187
TOTAL CURRENT ASSETS	9,918
Property and equipment-at cost, less accumulated depreciation of $30,926 (Note 1)	-0-
TOTAL ASSETS	$ 9,918

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accrued expenses and other liabilities	$ -0-
TOTAL CURRENT LIABILITIES	-0-
STOCKHOLDERS' EQUITY	
Common Stock-$100 par value; authorized 5,000 shares; issued and outstanding 650 shares	65,000
Capital contributed in excess of par value	122,105
Deficit	(177,187)
TOTAL STOCKHOLDERS' EQUITY	9,918
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 9,918

The accompanying notes are an integral part of these statements.

OLDS SECURITIES CORPORATION
STATEMENT OF OPERATIONS
Year Ended June 30, 2007

REVENUES	
FEE INCOME	$ 4,300
TOTAL REVENUES	4,300
EXPENSES	
Maintenance fees	$ 1,074
Professional fees	8,438
Bank Charges	30
SEC charges	461
Filing Fees	628
TOTAL EXPENSES	10,631
NET LOSS FROM OPERATION	(6,331)
REALIZED GAIN ON INVESTMENTS (Note 5)	1,711
NET LOSS	$ (4,620)

The accompanying notes are an integral part of these statements.

OLDS SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2007

	TOTAL	COMMON STOCK	CONTRIBUTED IN EXCESS OF PAR VALUE	DEFICIT
SHAREHOLDERS' EQUITY - JULY 1, 2006	$54,538	$65,000	$162,105	$(172,567)
CAPITAL DISTRIBUTIONS	(40,000)		(40,000)	
NET LOSS	(4,620)			(4,620)
SHAREHOLDERS' EQUITY - JUNE 30, 2007	$ 9,918	$65,000	$122,105	$(177,187)

The accompanying notes are an integral part of these statements.

OLDS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$(4,620)
Adjustments to reconcile net income to net cash used by operating activities	
Decrease in Warrants	44,850
Decrease in prepaid expenses	248
NET CASH USED BY OPERATING ACTIVITIES	40,478
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital distributions	(40,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	(40,000)
NET INCREASE IN CASH	478
CASH AT BEGINNING OF YEAR	9,253
CASH AT END OF YEAR	$ 9,731

The accompanying notes are an integral part of these statements.

OLDS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2007

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Depreciation of property and equipment is provided for by an accelerated method over the estimated useful lives of the assets.

NOTE 2: INCOME TAXES

No provisions for Federal income taxes have been made as the Company has elected to be treated as an S Corporation for Federal income tax purposes. Under the election, any income or loss of the Company is passed through to the shareholders' tax return.

NOTE 3: RELATED PARTY TRANSACTIONS

In August of 2004 the Company moved its offices to its sole shareholders' offices in Reno, Nevada. No rent is payable at the new location.

NOTE 4: NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of $6^2/_3$% of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of June 30, 2007, the Company had net capital of $9,731 which exceeded requirements by $4,731.

OLDS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2007

NOTE 5: INVESTMENT - WARRANTS

During March and December 2000, the sole shareholder of the Company purchased and immediately contributed 900 National Association of Security Dealers ("NASD") warrants to the Company.

According to the Warrant Agreement, each tranche of a warrant is exercisable for one share of common stock which are held in a trust and the owners receive voting trust certificate representing the shares. Warrants not exercised in each tranche period will become worthless at the end of the tranche exercise period.

On June 27, 2006, the Company exercised Tranche 4 warrants for NASDAQ Common Stock certificates. The conversion cost of the NASDAQ warrants is as follows:

NASDAQ Warrants	Original Cost	Cost Tranche 4 exercised	Total Cost
300	$ 3,300	$ 4,800	$ 8,100
1,200	16,800	19,200	36,000
1,500	$ 20,100	$ 24,000	$ 44,100

On October 4, 2006 the Company sold all their NASDAQ common stocks.

OLDS SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
JUNE 30, 2007

CREDITS		
Shareholders' equity	$ 9,918	
TOTAL DEBITS		9,918
DEBITS		
Nonallowable assets:		
Investment - warrants	-0-	
Prepaid expenses	187	
TOTAL DEBITS		9,731
NET CAPITAL		9,731
Minimum net capital requirement - greater of $6^2/_3$% of aggregate indebtedness or $5,000		5,000
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 4,731
Ratio of aggregate indebtedness to net capital		None

OLDS SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3

JUNE 30, 2007

The Company is exempt from Rule 15c3-3 pursuant to subparagraph (k)(2)(i)

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL REQUIRED
BY SEC RULE 17a-5

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

To the Board of Directors
Olds Securities Corporation

In planning and performing our audit of the financial statements and supplementary information of Olds Securities Corporation ("the Company") for the year ended June 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objective stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph.

In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods in subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicted a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



New York, New York
August 22, 2007

END